Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

November 13, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Ltd. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

Sub:	Allotment of Equity Shares on exercise of Stock Options under ESOPs

This is to inform you that the Company has allotted 7,430 equity shares of Re.1/- each of the Company, fully paid up, on November 13, 2025, to eligible employees pursuant to exercise of their Stock Options under Dr. Reddy’s Employees Stock Options Scheme, 2002.

Further, please find enclosed the details as required under Regulation 10(c) of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

Details under Regulation 10(c) of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021

1	Company name and address of Registered Office: Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500034
2	Name of the Stock Exchanges on which the company’s shares are listed: BSE Limited National Stock Exchange of India Limited New York Stock Exchange Inc. (ADRs) NSE IFSC Limited (ADRs)
3

Filing date of the statement referred in Regulation 10(b) of the SEBI (Share Based Employee Benefits) Regulations, 2021 with Stock Exchange:

The Schemes were institutionalised under the erstwhile the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and appropriate details under Schedule V were filed. The Schemes comply with provisions of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

4	Filing Number, if any: NA
5	Title of the Scheme pursuant to which shares are issued, if any: Dr. Reddy’s Employees Stock Options Scheme, 2002.
6	Kind of security to be listed: Equity Shares
7	Par value of the shares: Re. 1/-
8	Date of issue of shares: November 13, 2025 (Date of allotment on exercise)
9	Number of shares issued: 7,430 equity shares
10	Share Certificate No., if applicable: NA
11	Distinctive number of the share, if applicable: 834613761 to 834621190
12	ISIN Number of the shares if issued in Demat: INE089A01031
13	Exercise price per share: 7,430 equity shares exercised at Re.1/- per share
14	Premium per share: Nil
15	Total Issued shares after this issue: 83,46,22,190 (*)
16	Total Issued share capital after this issue: Rs. 83,46,22,190 /-
17	Details of any lock-in on the shares: NA
18	Date of expiry of lock-in: NA
19	Whether shares identical in all respects to existing shares if not, when will they become identical? Yes, the shares rank pari passu with the existing shares
20	Details of listing fees, if payable: NA

(*) Total paid up capital after this issue: 83,46,21,190 equity shares of Re.1 each, aggregating to Rs. 83,46,21,190/- (difference of 1,000 due to forfeited shares of Re. 1/- each in September 1988 on account of non-payment of allotment money.)